Confidential Treatment Requested

by Phoenix Technologies Ltd.

[Letterhead of Phoenix Technologies Ltd.]

October 6, 2005

COVER LETTER VIA EDGAR AND FEDERAL EXPRESS

SUPPLEMENTAL MATERIALS VIA FEDERAL EXPRESS

Mr. Brad Skinner

Branch Chief

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Phoenix Technologies Ltd.
Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
Form 8-K Filed August 2, 2005
(SEC File No. 0-17111)

Dear Mr. Skinner:

This letter sets forth the responses of Phoenix Technologies Ltd. (the “Company” or “Phoenix”) to the comments set forth in the Staff’s letter dated September 23, 2005 in connection with the Company’s Form 10-K for the fiscal year ended September 30, 2004, Form 10-Q for the fiscal quarter ended December 31, 2004, Form 10-Q for the fiscal quarter ended March 31, 2005, Form 10-Q for the fiscal quarter ended June 30, 2005 and Form 8-K filed August 2, 2005. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response. Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, Phoenix requests that all supplemental materials provided to the Staff be returned to Phoenix upon completion of the Staff’s review.

Form 10-K for the year ended September 30, 2004

Comment No. 1

We note your response to previous comments Nos. 1-5. Please amend the required 1934 Act documents to include your proposed disclosures included in Exhibits A-1 and A-2.

Confidential Treatment Requested

by Phoenix Technologies Ltd.

Mr. Brad Skinner

October 6, 2005

Response to Comment No. 1

We have amended Part II – Item 9A of our Form 10-K for the fiscal year ended September 30, 2004 and Part I – Item 4 of our Form 10-Q for the fiscal quarter ended December 31, 2004 as proposed in Exhibits A-1 and A-2 to our letter dated April 22, 2005 to Mr. Craig D. Wilson.

Comment No. 2

In your response to previous comment No. 8, you indicate that for VPA’s, you recognize revenue for units estimated to be consumed by the end of the following quarter. Tell us what authoritative accounting literature you are following in accounting for these VPA’s. Provide us with the examples of your VPA’s so that we may better understand the nature and terms of these arrangements as well as your accounting.

Response to Comment No. 2

VPA revenue recognized must meet all four principal revenue recognition criteria, as set forth in SOP 97-2 and elsewhere in GAAP literature. Specifically, prior to recognizing any revenues:

1.	Persuasive evidence of an arrangement exists;

2.	Fees recognized are fixed or determinable;

3.	Delivery has occurred; and

4.	Collection of fees is probable.

Although VPA’s are binding agreements with non-refundable payment terms, management believes that fees relating to units expected to be built beyond 90 days visibility may be subject to pricing risk or other adjustments due to changing customer needs and rapid or unanticipated technology changes.

Accordingly, we defer that portion of the VPA license fee that we believe does not meet the fixed or determinable criterion until those risks have lapsed.

Since anticipated customer consumption is typically known 90 days prior to the actual build dates, we believe the risk of pricing and other concessions lapse at such point. Therefore, only those fees attributable to units expected to be built within the following 90 days are deemed fixed or determinable.

Confidential Treatment Requested

by Phoenix Technologies Ltd.

Mr. Brad Skinner

October 6, 2005

With respect to your request for an example, consider a customer (“Customer A”) is contractually obligated to pay the Company a royalty for a Phoenix software product (“Product A”) of $1.00 per unit. Specifically, assume that on September 30, 2005, the Company and Customer A duly execute a VPA license agreement for Customer A’s purchase of 5,500,000 units of Product A. Phoenix confirms delivery of Product A to the customer and assesses collection as probable. In accordance with the terms of the agreement, the total VPA license fee of $5,500,000 ($1.00 x 5,500,000 units) is payable to the Company upon agreement execution and is non-refundable.

Based on customer-provided forecasts or historical build trends, Phoenix determines Customer A’s expected build for the following 90 days and recognizes revenue on September 30 based on that estimate. If you assume for purposes of this illustration that the estimated build for the period ending December 31 is 3,000,000 units, then Phoenix would recognize $3,000,000 in the quarter ended September 30. In determining the amount of revenue to be recognized for the quarter ending in December, Phoenix would recognize the true-up for differences between the estimate and actual usage, as well as the estimate for the expected build for the quarter ending on March 31. This process is repeated until Customer A has built the number of units purchased in the VPA.

Form 8-K Filed August 2, 2005

Comment No. 3

You report in the Form 8-K dated July 28, 2005 that after reporting earnings for the third quarter of 2005 in a July 20, 2005 earnings release, you discovered that revenue relating to one software license transaction that was reported in the Company’s Tokyo, Japan office in the third quarter of fiscal 2005 would have to be reversed due to irregularities associated with the execution of the contract. Describe in detail the nature of the irregularities found, how and when they were discovered and by whom. Tell us the name of the customer involved and describe your relationship history with this customer including the contract length and amount of products and services provided. Summarize the key points of the contract and explain how revenue recognition criteria were met. Provide us with a copy of this contract.

Response to Comment No. 3

In the Company’s earnings release on July 20, 2005, the reported revenue for the third quarter included $450,000 associated with a software license transaction with a Japanese company called

Confidential Treatment Requested

by Phoenix Technologies Ltd.

Mr. Brad Skinner

October 6, 2005

***. This transaction was reported in the Company’s Japan subsidiary, Phoenix Technologies KK (“PTKK”), and was evidenced by a contract that on its face appeared to have been signed by the customer. After the July 20 earnings release, the Company discovered that in fact the customer, ***, had not signed the contract. Rather, the PTKK sales employee pursuing this transaction had forged the signature of the customer on the contract.

The forgery was discovered by ***, the President of PTKK, on the afternoon of July 22, 2005 (in Japan, which is 16 hours ahead of U.S. Pacific time), when the PTKK sales employee, ***, confessed the forgery to him. *** promptly reported the forgery incident to his direct report at the Company’s U.S. headquarters, the Senior Vice President & General Manager of Global Sales and Support Division, who directed *** to confirm with the customer that the contract was not valid. The following Monday, July 25, *** met with the *** officer whose name appears on the contract – *** of *** – and *** confirmed that he had not signed (or otherwise agreed to) the contract. On the morning of July 27 in Japan (the evening of July 26 U.S. Pacific time), *** sent a written report of the forgery incident via email to the Company’s General Counsel.

The Company’s General Counsel immediately launched an internal investigation and reported the matter to the Audit Committee of the Company’s Board of Directors. As reported in the Company’s Form 8-K dated August 2, 2005 (which the Staff’s Comment refers to as dated July 28, 2005), the Audit Committee concluded on July 28, 2005, that it was necessary to reverse the $450,000 in revenue related to the transaction in question. The Audit Committee continued its investigation of this matter with the assistance of the Company’s general and outside counsel. The investigation was completed on August 12, 2005.

The key facts determined as a result of the investigation are as follows. ***, the PTKK sales employee who committed the forgery, first contacted *** in early June 2005, when he made a proposal to *** for licensing of the Company’s TrustConnector software product. The Company had no relationship or dealings with *** prior to this contact. *** and his direct supervisor, ***, a Sales Director in the Tokyo office, discussed the licensing proposal with *** of *** on several occasions in June 2005. On June 29 (in Japan), *** learned that *** had been hospitalized the night before and was expected to return to work the following Monday (July 4). On June 30 (in Japan), *** committed the forgery (by having a former colleague at another company sign *** name to the contract) and presented the “signed” contract to ***, who in turn submitted the contract to PTKK staff personnel for internal processing with the Company’s headquarters.

***	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Confidential Treatment Requested

by Phoenix Technologies Ltd.

Mr. Brad Skinner

October 6, 2005

*** and *** covered up the forgery through the first three weeks of July 2005. They visited *** (following his release from the hospital on July 14) and asked him to approve the contract. *** refused, and in a meeting on July 19 (in Japan) *** told *** and *** that he would consider adopting TrustConnector only if the Company internally canceled the forged contract. On July 20 (in Japan), *** tried to persuade *** (PTKK’s President) that the Company should cancel the contract as an accommodation to *** – *** concealed the true facts and falsely told *** that *** acknowledged signing the contract on June 30, but that *** was now requesting the contract be cancelled (in favor of a new contract) because he had signed the contract without the necessary approvals within ***. *** flatly rejected the proposed cancellation. On July 22 (in Japan), *** and *** met with *** and again tried to get him to approve the contract. *** refused. That afternoon, as discussed above, *** confessed the forgery to ***. *** also confessed to forging *** signature on a Royalty Report that, as discussed below, the Company had relied on for purposes of revenue recognition.

A copy of the forged contract is attached to this response as Exhibit A. The contract was in the form of the Company’s standard “Technology License Agreement For TrustConnector.” The contract provided for *** to license the Company’s TrustConnector product at $*** per copy, and otherwise contained the Company’s other standard terms and conditions. On its face, the contract called for *** to pay to the Company a Royalty Prepayment of $450,000 on net 90 day terms after the effective date (June 30, 2005) of the agreement. Under the contract, ***’s obligation to pay the Royalty Prepayment was “non-cancelable” and “non-refundable.”

In recognizing $450,000 in revenue from this transaction in the third quarter of fiscal year 2005, the Company followed its standard procedures and applied its standard revenue recognition criteria. The Company had in hand a contract that on its face appeared to have been signed by the customer, ***. The Company made delivery of the TrustConnector software to the customer by means of electronic delivery on June 30. The Royalty Prepayment was fixed at $450,000. The Company had in hand a Royalty Report of *** that appeared to have been signed by ***. This Royalty Report indicated that *** had sold the TrustConnector product through to another company, ***, which purportedly would be integrating TrustConnector into its security solution for several Japanese banks. The Royalty Report indicated *** sale to *** of *** copies of TrustConnector, generating royalty revenue of $450,000 to the Company. Thus, it appeared to the Company that collection of the $450,000 Royalty Prepayment was highly probable.

In addition to conducting a thorough investigation of this matter, the Company’s corrective actions included placing on administrative leave and ultimately terminating the employment of the two employees determined to have been involved in the forgery or its cover-up.

***	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Confidential Treatment Requested

by Phoenix Technologies Ltd.

Mr. Brad Skinner

October 6, 2005

The Company terminated *** employment on August 1, 2005. The Company asked for and received *** voluntary resignation, and his employment with the Company terminated on August 4, 2005.

Recently, on September 27, 2005, the Company entered into a contract with *** on essentially the same terms as had been set forth in the forged contract. The terms are identical except that the actual contract provides for a Royalty Prepayment in the amount of $***.

Comment No. 4

Regarding the irregularities in general, it is unclear why you have not provided any discussion regarding the irregularities identified in the Form 8-K in the third quarter Form 10-Q filed for the period ended June 30, 2005. Further, your disclosures should have discussed the specific problems noted and the corrective actions being implemented. Also, the irregularities would appear to have impacted your assessment of changes in internal controls over financial reporting during the quarterly period ended June 30, 2005.

Response to Comment No. 4

In the press release attached to the Form 8-K filed on August 2, the Company reported that it “terminated the responsible sales person and placed his immediate supervisor on administrative leave.” On August 9, the Company filed a Form 12b-25 in which it reported on the status of its investigation. The Company stated, in part, that “[b]ased on the investigation, the Company believes that the transaction in question was an isolated event; however, the Company is continuing the investigation with the assistance of its outside counsel to confirm that others were not involved in the matter.”

As noted in response to Comment No. 3, the Company completed its investigation on August 12, 2005. The Company reported the conclusion of its investigation in the Form 10-Q filed August 15, 2005. This report, which is contained on page 29 of the 10-Q in the MD&A section under the subheading “International Sales and Activities,” states in part: “Based upon the results of the investigation conducted, the Company has concluded that the transaction in question was an isolated event.”

The Company believes that the discussion in the Form 10-Q adequately discloses the result of the Company’s investigation of the irregularities previously identified in the Forms 8-K and 12b-25.

***	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Confidential Treatment Requested

by Phoenix Technologies Ltd.

Mr. Brad Skinner

October 6, 2005

The Company does not believe that further disclosure is necessary, nor does the Company believe that it is necessary to call out that the irregularities identified involved the forging of documents. If the Staff concludes that further disclosure is necessary, the Company proposes to make such disclosure in its Form 10-K for the period ended September 30, 2005.

* * * * *

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 570-1272 if you have any further comments or follow-up questions.

Sincerely,

/s/ RANDALL BOLTEN
Randall Bolten
Senior Vice President, Finance and Administration, and Chief Financial Officer

Enclosure

cc: Alan Talkington, Orrick, Herrington & Sutcliffe LLP